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KAITLIN MCGRATH kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

June 30, 2017

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Forethought Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Ellington:

This letter responds to comments provided in a May 31, 2017 telephone conference with respect to the Registrant’s annual report for the period ended December 31, 2016 filed with the Registrant’s Form N-CSR (Accession No. 0001580642-17-001400) on March 3, 2017.  Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Portfolio of Investments

1.	Comment:	If applicable, please disclose the coupon rates associated with preferred stock.

	Response:	The requested disclosure will be added to future filings, as applicable.

2.	Comment:

Please specify whether any of the swaps in which the Portfolios invest are centrally cleared. If so, please include a discussion of the accounting process for centrally cleared swaps in the Notes to Financial Statements. In addition, please disclose any premiums paid or received and any variation margin movement.

Response:

The Registrant has informed us that all of the Portfolios’ swaps are centrally cleared. To the extent that the Registrant trades centrally cleared swaps in future reporting periods and the accounting treatment for centrally cleared swaps is different from that of bi-laterally traded swaps in future reporting periods, a discussion of the accounting process for centrally cleared swaps will be added to the Notes to Financial Statements in future filings. Otherwise, the Registrant confirms that the Annual Report contains disclosure of how swaps are accounted for and the Registrant’s discussion of the accounting process for swaps applies to centrally cleared swaps.

In addition, the Registrant has informed us that the Portfolios did not pay or receive any premiums during the period ended December 31, 2016. We understand that to the extent such premiums are paid or received, they would be disclosed in the Statements of Assets and Liabilities and may be referred to as “upfront payments.” We further understand that variation margin is disclosed in the Statements of Assets and Liabilities as “deposits with brokers” as noted in the note below the Statements of Assets and Liabilities.

3.	Comment:	Please disclose the floating rate index for any interest rate swaps and note whether a Portfolio pays or receives the floating rate.

Response:

The requested disclosure to list the floating rate index for interest rate swaps will be added to future filings; however, the Registrant has disclosed that Global Atlantic PIMCO Tactical Allocation Portfolio received the fixed rate for each interest rate swap and interest rate floor by the indication of “Fixed Received Rate (%).” We understand that none of the other Portfolios held positions in interest rate swaps as of the end of the period on December 31, 2016.

4.	Comment:	Please confirm that there is adequate disclosure regarding the strike price, index and premiums associated with derivatives disclosed as interest rate floors.

Response:

The strike price associated with interest rate floors is currently disclosed under the caption “Fixed Received Rate (%).” The Registrant will include additional disclosure regarding the index and premiums associated with derivatives disclosed as interest rate floors in future filings.

5.	Comment:	With respect to Global Atlantic PIMCO Tactical Allocation Portfolio, please confirm that the fixed received rates of 0.04% and 0.15% for derivatives disclosed as interest rate floors are accurate.

Response:

The Registrant has reviewed the fixed received rates of 0.04% and 0.15% for derivatives disclosed as interest rate floors and has confirmed to us that there was an error, which resulted in the fixed received rate of 0.04% being presented as corresponding to the derivative with a notional amount of $3,400,000 and the fixed received rate of 0.15% being presented as corresponding to the derivative with a notional amount of $(6,800,000) when, in fact, the fixed received rate of 0.04% corresponds to the derivative with a notional amount of $(6,800,000) and the fixed received rate of 0.15% corresponds to the derivative with a notional amount of $3,400,000. The Registrant does not believe that this error renders the annual report for the period ended December 31, 2016 materially deficient and will take steps to prevent recurrence of the error in its future filings. The Registrant also notes that the error did not impact the net asset value of Global Atlantic PIMCO Tactical Allocation Portfolio.

6.	Comment:	Please disclose the counterparty on any credit default swaps that are over-the-counter derivatives.

	Response:	The requested disclosure will be added to future filings.

7.	Comment:

Please indicate whether a Portfolio is selling or receiving credit protection in its credit default swap transactions. If a Portfolio is selling credit protection, please confirm that there is adequate disclosure regarding performance risk for credit derivatives as required by U.S. Generally Accepted Accounting Principles. In addition, please confirm that the risks of selling credit protection in connection with credit default transactions are adequately disclosed in the Portfolio’s Prospectus.

Response:

Global Atlantic PIMCO Tactical Allocation Portfolio is selling credit protection in its credit default swap transactions as indicated in its Schedule of Investments by the fact that it is receiving the fixed rate for each credit default swap as shown by the indication “Fixed Received Rate (%).” We understand that none of the other Portfolios engaged in credit default swap transactions during the period ended December 31, 2016. The Registrant has confirmed that it will review the disclosure regarding performance risk for credit derivatives in the Notes to Financial Statements, as well as the prospectus disclosure regarding the risks of selling credit protection in connection with credit default transactions, and make enhancements in future filings, as appropriate.

8.	Comment:

Please include the following information for long to be announced (“TBA”) positions: the security name, par value, coupon rate, maturity date, cost (presented as par to aggregate cost of investment) and value. See paragraph 3.22 of the AICPA Audit and Accounting Guide for Investment Companies.

	Response:	The Registrant has confirmed that each item identified above is currently disclosed for long TBA positions in the Portfolio of Investments section and will continue to be included in future filings.

9.	Comment:

Please include the following information for short TBA positions: the security name, par value, coupon rate, maturity date proceeds and value for each position in the securities sold short. See paragraph 3.22 of the AICPA Audit and Accounting Guide for Investment Companies.

	Response:	The Registrant has confirmed that each item identified above is currently disclosed for short TBA positions in the Portfolio of Investments section and will continue to be included in future filings.

10.	Comment:	Please designate any TBA positions as having been purchased or sold on a delayed delivery or when-issued basis if the settlement extends beyond the “normal” settlement period. See paragraph 3.22 of the AICPA Audit and Accounting Guide for Investment Companies.

	Response:	The requested disclosure will be added to future filings.

Other

11.	Comment:

With respect to Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio, the Principal Investments Strategies section of the Portfolio’s Prospectus states that the Portfolio’s sub-adviser expects to allocate at least 50% and up to 70% of the Portfolio’s investment exposure to developed equity markets. It appears as though the Portfolio has never held more than 40% of its investments in equity securities. Please explain how the Portfolio complies with this aspect of its principal investment strategy.

Response:

As disclosed in its prospectus, Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio obtains a portion of its exposure to developed equity markets through investments in, among other instruments, futures, swaps, structured notes, other derivatives and other mutual funds and exchange-traded funds. The Registrant has informed us that, for purposes of calculating the Portfolio’s investment exposure to developed equity markets, the sub-adviser includes the value of the Portfolio’s investments in futures contracts at their notional value. We understand that, using this approach, 70% of the Portfolio’s investment exposure was allocated to developed equity markets as of December 31, 2016.

12.	Comment:	Please explain why the Statements of Assets and Liabilities do not disclose the variation margin on futures contracts.

Response:

The Registrant has confirmed to us that variation margin is currently disclosed in the Statements of Assets and Liabilities as “deposits with brokers” as noted in the note below the Statements of Assets and Liabilities.

13.	Comment:

Please include a footnote to the line item for Total Return in each Portfolio’s Financial Highlights section stating that this figure does not include the fees and expenses of the variable contract and, if it did, the figure would be lower.

Response:

The footnote described above is currently included in the performance tables in each Portfolio’s Portfolio Review section. The Registrant will add the footnote to each Portfolio’s Financial Highlights section in future filings.

14.	Comment:	As a number of the Portfolios appear to be “funds of funds,” please include a general description of the “funds of funds” structure in Note 1 — Organization of the Notes to Financial Statements.

Response:

The Registrant has reviewed the existing disclosure relating to the Portfolios’ investments in other open-end investment companies (“underlying funds”). The Registrant notes that Note 2 of the Notes to Financial Statements — Significant Accounting Policies provides as follows:

The Portfolios may invest in portfolios of [underlying funds]. The underlying funds are valued at their respective net asset values as reported by such investment companies. The underlying funds value securities in their portfolios for which market quotations are readily available at their market values (generally the last reported sale price) and all other securities and assets at their fair value based on the methods established by the board(s) of trustees of the underlying funds.

In addition, the Registrant notes that Note 7 — Underlying Investments in Other Investment Companies provides as follows with respect to each of Global Atlantic American Funds® Managed Risk Portfolio, Global Atlantic Balanced Managed Risk Portfolio, Global Atlantic BlackRock Global Allocation Managed Risk Portfolio, Global Atlantic Growth Managed Risk Portfolio, Global Atlantic Goldman Sachs

Dynamic Trends Portfolio and Global Atlantic Moderate Growth Managed Risk Portfolio:

The…Portfolio currently invests a portion of its assets in [Name of Underlying Fund]. [Name of Underlying Fund] is registered under the 1940 Act as an open-end management investment company. The Portfolio may redeem its investment from [Name of Underlying Fund] at any time if the Adviser determines that it is in the best interest of the Portfolio and its shareholders to do so.

The performance of the Portfolio may be directly affected by the performance of [Name of Underlying Fund]. The financial statements of [Name of Underlying Fund], including the portfolio of investments, can be found at the [SEC’s] website www.sec.gov and should be read in conjunction with the Portfolio’s financial statements. As of December 31, 2016, the Portfolio invested [%] of its net assets in [Name of Underlying Fund].

The Registrant believes that the current disclosure in Notes 2 and 7 and provides sufficient information for investors to understand the extent of the Portfolios’ investments in underlying funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.	Comment:

Given that Global Atlantic Motif Aging of America Portfolio and Global Atlantic Motif Real Estate Trends Portfolio hold real estate investment trusts (“REITs”), please add disclosure to Note 2 — Significant Accounting Policies of the Notes to Financial Statements regarding the classification of distributions from REITs as dividend income or return of capital for federal income tax purposes.

	Response:	The requested disclosure will be added to the Notes to Financial Statements in future filings.

16.	Comment:

Please explain the Registrant’s rationale for filing an amended Annual Notice of Securities Sold Pursuant to Rule 24f-2 (“Rule 24f-2 Notice”) for each of the period ended December 31, 2013, the period ended December 31, 2014 and the period ended December 31, 2015.

Response:

The Registrant filed an amended Rule 24f-2 Notice for each of the periods noted above to correct a calculation error identified in March of 2017. The calculation error resulted in the Registrant paying less than the full amount of fees it owed to the SEC under Rule 24f-2. The Registrant filed the amended Rule 24f-2 Notices on March 31, 2017 and paid the additional fees owed at the current rate together with interest as specified in Item 7 of the Instructions to Form 24f-2. We understand that the Registrant also implemented process improvements to avoid recurrence of the error.

17.	Comment:

The Registrant’s certifying accountant is listed as McGladrey & Pullen, LLP in the Registrant’s Form N-SAR for the period ended June 30, 2015 and as RSM US LLP in the Registrant’s Form N-SAR for the period ended December 31, 2015. Please explain why the Registrant did not provide the information required by Sub-Item 77K of Form N-SAR for changes to the Registrant’s certifying accountant in the Registrant’s Form N-SAR for the period ended December 31, 2015.

Response:

The Registrant did not change its certifying accountant. The name of the audit firm that the Registrant uses as its certifying accountant was rebranded from McGladrey & Pullen, LLP to RSM US LLP on October 26, 2015.

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Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon
Chelsea M. Childs